SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

UNITED INDUSTRIAL CORPORATION
(Name of Subject Company)
UNITED INDUSTRIAL CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)
910671106
(CUSIP Number of Class of Securities)

Frederick M. Strader
Chief Executive Officer and President
United Industrial Corporation
124 Industry Lane
Hunt Valley, Maryland  21030
(410) 628-3500

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Steven L. Kirshenbaum, Esq.
Julie M. Allen, Esq.

Proskauer Rose LLP
1585 Broadway
New York, NY 10023
(212) 969-3000

(212) 859-8000

☐  Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

                This Amendment No. 5 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 (the “Schedule 14D-9”) initially filed by United Industrial Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 16, 2007, as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC by the Company on October 22, 2007, Amendment No. 2 to the Schedule 14D-9 filed with the SEC by the Company on October 26, 2007, Amendment No. 3 to the Schedule 14D-9 filed with the SEC by the Company on October 29, 2007 and Amendment No. 4 to the Schedule 14D-9 filed with the SEC by the Company on November 13, 2007, relating to the tender offer commenced by Textron Inc., a Delaware corporation (“Textron”), through its indirect wholly owned subsidiary, Marco Acquisition Sub Inc., a Delaware corporation (the “Purchaser”), to acquire all of the outstanding Shares in exchange for $81.00 net to the sellers in cash without interest per Share, upon the terms and subject to the conditions of the Merger Agreement as described in the Offer to Purchase dated October 16, 2007 and in the related Letter of Transmittal contained in the Schedule TO filed by Textron and Purchaser with the SEC on October 16, 2007.  Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

                The information in the Schedule 14D-9 is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8. ADDITIONAL INFORMATION

                Item 8 is hereby amended and supplemented by adding the following text to the end thereof:

                “Expiration and Completion of Offer

                The Offer expired at 12:00 midnight, New York City time, on November 13, 2007.  All of the conditions to the Offer have been satisfied.  Accordingly, on November 14, 2007, Purchaser accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn prior to expiration of the Offer (including all Shares delivered through notices of guaranteed delivery), and payment for such Shares will be made promptly, in accordance with the terms of the Offer.  The depositary for the Offer has advised Textron and Purchaser that, as of the expiration of the Offer, a total of approximately 10,037,504 Shares were validly tendered to Purchaser and not withdrawn (including approximately 2,071,281 Shares delivered through notices of guaranteed delivery), representing approximately 100% of the Shares outstanding.  Shares tendered through notices of guaranteed delivery are required to be delivered to Purchaser by Friday, November 16, 2007.  Textron expects to effect a short-form merger of Purchaser with and into the Company in the next several days, without the need for a vote or meeting of Company stockholders.  As a result of the Merger, the Company will become an indirect wholly owned subsidiary of Textron.

                On November 14, 2007, Textron issued a press release announcing the successful completion of the Offer.  The full text of the press release issued by Textron is set forth as Exhibit (a)(10) hereto and is incorporated herein by reference.”

ITEM 9. EXHIBITS

                Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

“(a)(10)	Press release issued by Textron on November 14, 2007 (incorporated by reference to Exhibit (a)(1)(J) to the Schedule TO)”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITED INDUSTRIAL CORPORATION

By	/s/ James H. Perry
James H. Perry
Vice President, Chief Financial Officer and Controller

Dated:  November 14, 2007

EXHIBIT INDEX

(a)(10)	Press release issued by Textron on November 14, 2007 (incorporated by reference to Exhibit (a)(1)(J) to the Schedule TO)